EXHIBIT 11.1

Computation of Per Share Earnings

	For the Year Ended December 31, 2007	For the Period from August 4, 2006 (Inception) through December 31, 2006
Revenues	$260,409	$99,098
Cost of Goods Sold	$187,238	$66,680
Expenses	$131,103	$34,658
Net Income (Loss)	$(61,059)	$(5,358)
Basic Income (Loss) per Share	$(0.05)	$(0.00)
Weighted Average Number of Shares Outstanding	1,592,452	1,100,000